SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Sales of thermoplastic resins (PE, PP, PVC) increased by 6% in 1Q13

Market share expands by 1 p.p.

 HIGHLIGHTS:

▶ Operations

✓       In 1Q13, Brazil’s resins demand totaled 1.3 million tons, increasing by 5.6% and 5.0% from 4Q12 and 1Q12, respectively. Meanwhile, Braskem's sales amounted to 921 kton, growing by 6.2% and 8.8%, while its market share reached 71%.

✓       The crackers operated at an average capacity utilization rate of 90%, compared to 82% in the prior quarter, which was affected by electricity supply problems.

✓       EBITDA in 1Q13 amounted to R$937 million, growing by 6% from the recurring EBITDA in 4Q12, which is explained by the higher sales volume, the recovery in international spreads and the gains in operating efficiency. In U.S. dollar, EBITDA was US$470 million.

▶ Macroeconomic scenario

✓      In response to the proposal submitted by the Chemical Industry Competitiveness Council, the government approved on May 2013 a reduction in the rate of PIS and COFINS taxes on feedstock purchases by the first- and second-generation of chemical producers.

▶ Expansion and diversification of feedstock

✓       Mexico Project (Ethylene XXI):

▪ The construction of the new petrochemical complex remains on schedule and the project’s physical completion reached 26%.

✓       Brazil:

▪           As part of its strategy to increase the value of its cracker streams, Braskem has already begun the construction of the pipeline to supply propylene to the acrylic complex of Basf, scheduled to start operations in the second half of 2014.

▪           Comperj: the basic engineering studies are on schedule and the conceptual design is expected to be concluded within the new few months.

▶ Commitment to financial health

▪           Receipt of the first installment of R$163 million from the divestment of the assets of the Water Treatment Unit.

EXECUTIVE SUMMARY

In a still uncertain global scenario, the 1Q13 was marked by the recovery of prices and global demand for resins and basic petrochemicals, influenced by the restocking trend in Asia and the scheduled and unscheduled maintenance shutdowns. The average price of naphtha, the main feedstock used by the petrochemical industry, remained practically stable in relation to 4Q12. Consequently, the spreads for resins1 and basic petrochemicals2  in the international market increased by 24% and 6%, respectively.

The Brazilian market followed the global trend and domestic demand for thermoplastic resins reached 1.3 million tons, growing by 5.6% from 4Q12. In line with its focus, Braskem’s sales amounted to 921 kton, increasing by 6.2% and supporting a market share gain of 1 p.p. to 71% in 1Q13.

After the volatility in the electricity supply in the 4Q12, the Company’s industrial facilities normalized their operations, and the average capacity utilization rate of the crackers reached 90% in the first quarter of this year.

EBITDA in 1Q13 amounted to R$937 million, growing by 6% from 4Q12 recurring EBITDA , explained by the higher sales volume and better spreads, which followed the international market trend. In U.S. dollar, EBITDA was US$470 million.

On March 31, 2013, Braskem’s net debt stood at US$7.4 billion, 8% higher than in the end of 2012, mainly explained by the financial resources provided to the Mexico project. To date, the project has received US$619 million in financial resources, which will be reimbursed to Braskem upon the payment of the 1st installment of the project finance, expected in June 2013. The EBITDA recovery of the last 12 months partially offset the increase in net debt, and the financial leverage measured by the net debt/EBITDA ratio increased from 3.42x in December 2012 to 3.62x in March 2013 when measured in U.S. dollar. Excluding the financing structure of the Mexico project, the leverage in U.S. dollar stood at 3.34x, in line with the 4Q12.

The Brazilian government has responded to the uncertainties in the global economy by adopting important measures to recover part of the competitiveness of local industry, which is suffering from infrastructure, productivity and foreign-exchange issues. On May 8th was approved a reduction in the rate of PIS (Social Integration) and COFINS (Social contribution) tax for the acquisition of feedstock by first- and second-generation chemical producers, which are consumed by around 50 companies. The tax rate will be reduced to 1% from 2013 to 2015 and, as of 2016, will rise gradually until 2018.

The outlook for the global scenario remains challenging, which reinforces the need for a more comprehensive industrial policy that continues to strengthen Brazilian industry. In this context, the government is expected to announce new measures. The tax reduction implemented by the government is essential for supporting a recovery in growth and higher capacity utilization rates in the industry, which has been operating with idle capacity in recent years. This should improve the industry’s ability to generate profits and strengthen its capacity to invest, reversing the sector trade deficit and meeting the growing local demand.

1 65% PE (USA), 25% PP (Asia) and 10% PVC (Asia)

2 80% ethylene and propylene, 20% BTX (base Europe)

PERFORMANCE

▶  Net Revenue

In 1Q13, Braskem’s consolidated net revenue was US$4.7 billion. The 4% increase from 4Q12 is mainly explained by the higher average price and higher sales volume in the domestic market, which partially offset the lower resale volume. In Brazilian real, consolidated net revenue was R$9.3 billion, up 1% from the fourth quarter of last year. Excluding resale volume, net revenue in 1Q13 increased by 6% in U.S. dollar and 3% in Brazilian real.

Compared to 1Q12, consolidated net revenue in U.S. dollar increased 2%. In Brazilian real, consolidated net revenue grew 15%, benefitting from the average U.S. dollar appreciation of 13% between the periods.

Revenue from sales to the external market was US$1.9 billion in 1Q13, stable compared to 4Q12, but down 6% from 1Q12, explained by the lower resale volume and higher resin sales in the domestic market.

Highlights by Segment

▶  Capacity Utilization Rate

Following the operating issues at crackers in 4Q12 due to instability in the power supply, capacity utilization rates recovered in 1Q13. The capacity utilization rates for Braskem’s main products are presented below:

▶  Polyolefins

Brazilian market: estimated demand for Polyolefins (PE and PP) was around 994 kton in 1Q13, increasing 3% from 4Q12, driven by the restocking trend in the chain and the healthy performance of the food and agribusiness sectors. Compared to 1Q12, estimated demand grew by 4%.

Production: production reached 1,068 kton, increasing 10% from 4Q12 due to the higher supply of feedstock. Compared to 1Q12, production decreased by 2%.

Domestic sales: following the trend in the Brazilian market, sales amounted to 754 kton in 1Q13, 4% higher than in 4Q12,  which supported a market share gain of 1 p.p. to 76%. Compared to 1Q12, sales increased 5%, reflecting the better performance of the Brazilian market and the recovery in market share.

Export sales: exports amounted to 240 kton in 1Q13, down 9% and 28% from 4Q12 and 1Q12, respectively, which is explained by the inventory buildup for the future supply of the domestic market ahead of the scheduled shutdown and the better sales mix in the domestic market.

▶  Vinyls

Brazilian market: estimated PVC demand in 1Q13 was 311 kton, or 15% higher than in 4Q12, reflecting the chain inventory reconstruction and the better performance of the construction sector. Compared to 1Q12, domestic demand increased by 9%.

Production: PVC production in 1Q13 was 147 kton, increasing 12% from 4Q12 in response to the stronger domestic demand. Caustic soda production amounted to 115 kton, or 6% higher than in the prior quarter. Compared to 1Q12, PVC production increased 28%, reflecting the new PVC plant in the state of Alagoas, while caustic soda production remained practically stable.

Domestic sales: in line with the trend in domestic demand, Braskem’s PVC sales amounted to 166 kton, increasing 16% from 4Q12, with a market share gain of 1 p.p. to 54%. Meanwhile, soda sales volume amounted to 119 ktons. Compared to 1Q12, PVC sales grew by 27%, reflecting the new PVC plant in the state of Alagoas. Caustic soda sales grew by 5%, reflecting the stronger demand between the periods.

▶  Basic Petrochemicals

Ethylene production in 1Q13 was 836 kton, increasing 8% from 4Q12, supported by the recovery in the crackers average capacity utilization rate, which were impacted in the last quarter of 2012 by interruptions in the power supply. Compared to 1Q12, production volume decreased by 4%.

Performance (tons)	1Q13	4Q12	1Q12	Change (%)	Change (%)
BASIC PETROCHEMICALS	(A)	(B)	(C)	(A)/(B)	(A)/(C)

Production
Ethylene	835,531	770,887	870,154	8	(4)
Propylene	372,137	341,299	377,083	9	(1)
Butadiene	100,850	95,047	78,132	6	29
BTX*	324,359	293,201	324,938	11	(0)
BTX* - Benzene, Toluene, Orthoxylene and Paraxylene

Ethylene and propylene: in 1Q13, total sales volume amounted to 226 kton, increasing 2% from 4Q12, reflecting the scheduled shutdowns and operational problems at certain clients. Compared to 1Q12, sales volume decreased 7%, also influenced by the lower production volume.

Butadiene: sales amounted to 98 kton in 1Q13, decreasing 2% from 4Q12, but increasing 33% from 1Q12, reflecting the expansion in butadiene capacity at the plant in Triunfo, Rio Grande do Sul.

BTX: sales of Aromatics amounted to 231 kton in 1Q13, down 18% from 4Q12, reflecting the operating issues at certain clients and the market opportunities taken advantage of in 4Q12. In relation to 1Q12, sales decreased by 7%.

Performance (tons)	1Q13	4Q12	1Q12	Change (%)	Change (%)
BASIC PETROCHEMICALS	(A)	(B)	(C)	(A)/(B)	(A)/(C)

Total Sales
Ethylene/Propylene	225.949	221.123	243.561	2	(7)
Butadiene	98.237	100.070	73.602	(2)	33
BTX*	230.902	281.268	247.937	(18)	(7)
BTX* - Benzene, Toluene, Orthoxylene and Paraxylene

▶  Braskem America (USA and Europe)

Market: in the United States, 1Q13 was marked by a strong increase in propylene prices, due to the lower supply in the market caused by the scheduled shutdowns at the region’s refineries, and by the 4% decrease in regional PP demand. Meanwhile, the European market continued to be affected by the economic scenario while demand remained depressed.

Production: with an average capacity utilization rate of 88%, production volume in 1Q13 was 428 kton, or around 3% lower than in both 4Q12 and 1Q12.

Sales: in 1Q13, sales volume was 431 kton, down 3% from 4Q12, reflecting the weaker demand in the U.S. and European markets.

Performance (tons)	1Q13	4Q12	1Q12	Change (%)	Change (%)
UNITED STATES AND EUROPE	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Sales
PP	430,872	443,571	428,042	(3)	1

Production
PP	427,757	441,978	439,216	(3)	(3)

▶  Cost of Goods Sold - COGS

Braskem's cost of goods sold (COGS) in 1Q13 was R$8.3 billion, in line with 4Q12. The higher sales volume of resins and basic petrochemicals in the period was partially offset by (i) the lower naphtha resale volume and (ii) the 3% appreciation in the Brazilian real against the U.S. dollar, which generated a gain of R$223 million.

In 1Q13, the average ARA naphtha price reference, the Company’s main feedstock, was US$945/ton, in line with the fourth quarter of last year (US$941/ton). The three-month moving average, which is a reference for domestic supply, was US$943/ton, up 1% from US$937/t in 4Q12. Braskem acquires around 70% of its naphtha needs from Petrobras, with the remainder imported directly from suppliers in North African countries, Argentina, Mexico and Venezuela.

Regarding the average gas price, between 4Q12 and 1Q13, the Mont Belvieu reference prices for ethane and propane decreased by 9% and 2% to US$26 cts/gal (US$191/ton) and US$86 cts/gal (US$451/ton), respectively, reflecting the continued growth in the supply of these products. The average price of USG propylene was US$1,653/ton, increasing 34% in the period, impacted by the lower product supply due to shutdowns at the region’s refineries.

Compared to 1Q12, COGS increased 11%, due to: (i) the 4% increase in the ARA naphtha price reference for the domestic market (moving average of the last three months); and (ii) the 13% U.S. dollar appreciation (average exchange rate in periods).

▶  Selling, General and Administrative Expenses

In 1Q13, Selling, General and Administrative (SG&A) expenses amounted to R$508 million, decreasing 9% from the previous quarter. Compared to 1Q12, SG&A expenses increased by R$31 million or 6%.

Selling Expenses totaled R$246 million, decreasing 11% from 4Q12, when these expenses were impacted by the payment of demurrage and freight expenses related to prior quarters. Compared to 1Q12, selling expenses increased by 12%, due to the shift in the sales mix between the periods.

General and Administrative Expenses amounted to R$262 million in 1Q13, down 7% from the prior quarter, explained by lower expenses with outsourced services and corporate campaigns. Compared to 1Q12, general and administrative expenses increased 2%, reflecting the Company’s efforts to control its fixed costs, despite the environment marked by inflationary pressures.

▶  EBITDA

Braskem’s consolidated EBITDA3 in 1Q13 amounted to R$937 million or US$470 million, decreasing 33% or 31%, respectively, from 4Q12. Excluding the nonrecurring positive impact of R$516 million in the previous quarter from the sale of non-core assets, 1Q13 EBITDA increased by 6% in Brazilian real and 10% in U.S. dollar, with EBITDA margin ex-resale of 10.4%. The main factors were (i) the higher sales volume, especially in the domestic market; (ii) the improvement in international spreads for thermoplastic resins and main basic petrochemicals, which expanded by 24% and 6%, respectively.

Compared to the 1Q12, EBITDA increased 19% in Brazilian real and 6% in U.S. dollar. The increase was mainly due to the higher spreads for thermoplastic resins and main basic petrochemicals in the international market, which expanded by 24% and 32%, respectively, between the periods.

▶  Net Financial Result

The net financial result in 1Q13 was an expense of R$107 million, compared to an expense of R$596 million in the prior quarter. The decrease is mainly explained by the Brazilian real4 appreciation through the quarter.

Since Braskem holds net exposure to the U.S. dollar (more dollar-denominated liabilities than dollar-denominated assets), any change in the exchange rate has an impact on the accounting financial result. On March 31, 2013, this exposure was formed of: (i) in operations, by 55% of trade accounts payable, which was partially offset by 63% of accounts receivable; and (ii) in the capital structure, by 75% of net debt. Since Braskem’s operating cash flow is heavily dollarized, maintaining this level of net exposure to the dollar in its liabilities complies with the Company’s Financial Management Policy. Virtually 100% of its revenue is directly or indirectly pegged to the variation in the U.S. dollar exchange rate and approximately 80% of its costs are also pegged to this currency.

 3EBITDA is defined as the net result in the period plus taxes on profit (income tax and social contribution), the financial result and depreciation, amortization and depletion. The Company opts to present adjusted EBITDA, which excludes or adds other items from the statement of operations that help improve the information on its potential gross cash generation.

EBITDA is used by the Company’s management as a measure of performance, but does not represent cash flow for the periods presented and should not be considered a substitute for net income or an indicator of liquidity. The Company believes that in addition to serving as a measure of operating performance, EBITDA allows for comparisons with other companies. Note however that EBITDA is not a measure established in accordance with the international accounting standards (IFRS) and is presented in accordance with CVM Instruction 527 of October 4, 2012.

4The Brazilian real/U.S. dollar exchange rate was R$1.9957/US$1.00 in average.

It is important to note that the foreign exchange variation effect, which was positive in R$328 million in the quarter, does not have a direct cash impact in the short term. This amount represents currency translation accounting impacts, especially on the Company’s debt, with any expenditure occurring upon the maturity of the debt, which has a total average term of 14.2 years (down from 14.8 years). The portion of debt denominated in U.S. dollar has an average term of 19 years.

Excluding the effects of foreign exchange and monetary variation, the net financial result in 1Q13 was an expense of R$364 million, increasing R$48 million from the expense in the previous quarter, which is mainly due to the increased financial charges resulting from the higher volume of naphtha purchased in the period, which grew 9%. On the same basis, compared to 1Q12, the net financial result increased by R$62 million, mainly due to the change in the feedstock payment term in the domestic market to 90 days with segregation of its financial charges, as per the accounting standard for adjustment to present value.

The following table shows the composition of Braskem's financial result.

R$ million	1Q13	4Q12	1Q12
Financial Expenses	(230)	(773)	(192)
Interest Expenses	(237)	(225)	(247)
Monetary Variation (MV)	(73)	(83)	(79)
Foreign Exchange Variation (FX)	285	(275)	251
Net Interest on Fiscal Provisions	(22)	(46)	(48)
Others	(183)	(144)	(70)
Financial Revenue	123	177	85
Interest	28	69	58
Monetary Variation (MV)	2	11	12
Foreign Exchange Variation (FX)	43	68	11
Net Interest on Fiscal Credits	7	2	2
Others	43	27	2
Net Financial Result	(107)	(596)	(107)

R$ million	1Q13	4Q12	1Q12
Net Financial Result	(107)	(596)	(107)
Foreign Exchange Variation (FX)	328	(207)	263
Monetary Variation (MV)	(71)	(73)	(67)
Net Financial Result Excluding FX and MV	(364)	(317)	(303)

▶  Net Income / Loss

Braskem recorded net income of R$227 million in 1Q13, which was mainly explained by the higher cash generation and lower financial expenses, which was affected by the local currency appreciation in the period.

▶  Cash Flow

Braskem’s operating cash flow, adjusted by Financial Investments, amounted to R$228 million in the first quarter of 2013. Working capital was affected by a negative impact of R$619 million, which is mainly explained by the R$526 million increase in Inventories due to the planning conducted for serving the domestic polyolefin market ahead of scheduled maintenance shutdowns and lower sales volumes of certain cracker co-products. Inventories levels should normalize over the next few months.

R$ million	1Q13	4Q12	1Q12
Operating Cash Flow Ajusted	228	979	1,702
Interest Paid	(201)	(481)	(140)
Income Tax and Social Contribution	(8)	(8)	(8)
Investments	(923)	(975)	(834)
Free Cash Flow Adjusted	(904)	(485)	721

In 1Q13, Adjusted Free Cash Flow was negative R$904 million, reflecting the lower operating cash flow, as explained above. It’s also highlighted in the quarter the reduction of interest paid, which in the prior quarter was impacted by the payments of semiannual coupons on the bonds issued by the Company.

The R$923 million in investments includes the R$811 million invested by the subsidiary Braskem-Idesa (Mexico project) that was fully consolidated by the Company and the R$163 million in proceeds from the divestments of the Water Treatment Unit. Excluding from investment activities the Mexico project, cash flow in the quarter was negative R$94 million.

▶  Capital Structure and Liquidity

On March 31, 2013, Braskem's consolidated gross debt was US$8,991 million, up 5% from the balance on December 31, 2012. The increase is mainly explained by the additional financial funding contracted through bridge loan for the integrated project in Mexico. In Brazilian real, consolidated gross debt grew by 3% in the period. At the end of the period, 70% of gross debt was denominated in U.S. dollar.

In line with its strategy to maintain high liquidity and financial health, the Company maintains three stand-by credit facilities, with two in the aggregate amount of US$600 million and one in the amount of R$450 million, which do not include any restrictive covenants on withdrawals during times of Material Adverse Change (MAC Clause). Only prime banks with low default rates (credit default swap) and high credit ratings participated in the transactions. The cash balance, which had been positively impacted by the divestment of railcars at Braskem America, decreased US$95 million to US$1,615 million.

As a result, Braskem's consolidated net debt in U.S. dollar increased by 8% to US$7,376 million. In Brazilian real, consolidated net debt grew by 6%. The percentage of net debt denominated in U.S. dollar was 75%.

Excluding from this amount the cash and the bridge loan of the Mexico Project, which totaled US$619 million and will return to Braskem upon the payment of the 1st installment of the project finance, expected in June 2013, the net debt balance was US$6,855 million.

The EBITDA growth in the last 12 months partially offset the higher net debt, with financial leverage as measured by the net debt/EBITDA ratio increasing from 3.42x to 3.62x when measured in U.S. dollar. In Brazilian real, this leverage ratio stood at 3.61x.

Excluding the Mexico project from the analysis, financial leverage measured by the net debt/EBITDA ratio was 3.34x in U.S. dollar, virtually stable compared to the prior quarter, and decreased to 3.33x in Brazilian real.

On March 31, 2013, the average debt term was approximately 14 years. Considering only the portion of debt denominated in dollar, the average debt term was around 19 years. The average cost of servicing the Company's debt as of March 31, 2013 was 5.98% in U.S. dollar and 8.00% in Brazilian real, compared to 6.24% and 7.58%, respectively, in the prior quarter.

The following charts show Braskem’s gross debt by category and indexer.

The following chart shows the Company’s consolidated amortization schedule as of March 31, 2013.

Excluding from the amortization schedule the bridge loan of the Mexico project, which will be repaid upon disbursement of the first installment of the project finance, as previously mentioned, only 5% of the Company’s total debt matures in 2013, and its high liquidity ensures that its cash and cash equivalents cover the payment of obligations maturing over the next 25 months. Considering the stand-by credit facilities, this coverage extends to 34 months.

CAPITAL EXPENDITURE:

Maintaining its commitment to making investments with returns above the cost of capital, in 1Q13, Braskem made investments amounting to R$297 million (excluding capitalized interest).

Of this amount, around 90% was related to maintaining assets and improving their reliability. The Company also invested R$25 million in productivity gains and in Health, Safety and Environment (HSE).

In 1Q13, the investment in the Mexico project was made through a bridge loan by shareholders that will be repaid upon the disbursement of the project finance, as previously explained, with no impact on the line Capital Expenditure. Disbursements via equity are expected to be resumed in 2Q13.

For 2013, investment is estimated at R$2.2 billion, with around (i) 70% allocated to maintenance and improving the productivity and reliability of the assets, including the additional expenses arising from the scheduled maintenance shutdown of one of the lines at the cracker of the Camaçari unit scheduled for 4Q13 and expected to last 30 days; and (ii) 25% allocated to the construction of the new petrochemical complex in Mexico. The remainder is related to other ongoing projects, such as the studies for the Comperj project and the construction of a pipeline for the future supply of propylene to the acrylics complex in Bahia.

PROJECT PIPELINE:

In keeping with its medium and long term strategy, Braskem focuses on investments that increase its competitiveness and diversify its raw material matrix, strengthening its leadership in the Americas and in the biopolymer market.

Project	Capacity (kton/y)	CAPEX	Characteristics
Ethylene XXI (Integrated ethylene/PE project) Location: Coatzacoalcos, Mexico	1,050	~US$ 3.2 bn5

•         JV between Braskem (75%) and Idesa (25%).

•         Long-term contract (20 years) with PEMEX-Gás based on the Mont Belvieu reference gas price.

•         In addition to gaining access to feedstock at attractive conditions, the project aims to meet the growing demand in Mexico for PE of around 1.9 million tons, of which some 70% is currently met by imports.

•         More than US$860 million has already been committed to the acquisition of equipment and materials, which is equivalent to 75% of the total inputs estimated for the project.

•         Earthmoving works concluded.

•         Construction: in 1Q13, the project reached 25.8% physical completion. Construction is progressing in all areas of the complex, with highlights including the installation of the foundation piles (80% completed) and the laying of the foundation (50% completed).

•         In October 2012, the Engineering, Procurement and Construction (EPC) contract was signed with a consortium formed by Odebrecht (40%), Technip (40%) and ICA Fluor (20%) for the complex’s construction.

•         Progress made on the pre-marketing efforts for sale to local customers.

•         US$3.2 billion project finance structure concluded in December 2012:

o    SACE: US$600 million;

o    IDB and IFC: US$570 million A loan to be complemented by a B Loan of US$700 million;

o    BNDES: US$623 million;

o    BancoMext and NAFIN: US$400 million;

o    EDC: US$300 million.

•         Financial funding contract through bridge loan in the amount of US$619 million as of 1Q13, which will be reimbursed upon the disbursement of first installment of the project finance;

•          Priorities for 2013:

o    Disbursement of the project finance;

o    Start of electro-mechanical assembly with the arrival of the main pieces of equipment and materials at the site;

o    Expanding pre-marketing activities;

o    Hiring and training people to run the future industrial operations. [6]

Comperj Rio de Janeiro, Brazil	N/A	To be defined

•         2013e: defining the capacity and technologies for the petrochemical complex and commencing the basic engineering projects (FEL3) for the industrial units.

•         2014e: proposal for the project’s development and construction and examination by the Company’s Board of Directors.

5Capex includes only fixed investments and does not include the working capital needs and interest associated with the project.

Special Regime for the Chemical Industry (REIQ)

On May 08, 2013, the federal government approved a measure to reduce the rate of PIS (Social Integration) and COFINS (Social Contribution) taxes on the acquisition of raw materials for the chemical and petrochemical industries, maintaining the tax credit at 9.25%. The tax rates are as follows:

▪  reduction of 5.6% to 1.0% for: naphtha, HLR, ethane, propane and butane;

▪  reduction of 9.25% to 1.0% for: ethylene, propylene, butene, butadiene, ortoxylene, benzene, toluene, isoprene and paraxylene.

The measure will remain valid in full until 2015. As of 2016, the discounts will be gradually reduced until 2018.

The incentives announced are aimed at supporting recovery in the competitiveness of the industry, which has suffered from the stronger Brazilian real, the higher labor costs and labor competitiveness as well as infrastructure issues. Around 50 companies will benefit from the measure. The capacity utilization rate of the industry, which has operated with idle capacity in recent years, is expected to increase, which would improve its ability to generate profits and strengthen its capacity to invest in meeting the growing demand and reversing the sector’s trade deficit.

BRASKEM’S COMPETITIVE ADVANTAGES:

▶ VISIO Program With the aim of maximizing value for Clients and the plastics chain, the Visio Program launched new initiatives in 1Q13.

A new PVC flooring for boats was developed in partnership with Kapazi, a manufacturer specializing in carpeting and mats. In addition to being easier to clean and having lower maintenance costs, the new product is also more competitive than wood flooring. The launch expanded the Client’s portfolio and sales, and also allowed for the entry of PVC resin in the boat flooring segment.

▶ Innovation Pipeline

Polyethylene for heat shrink films segment:the new resin developed by Braskem aims to serve the market for shrink films, whose main application is as secondary packaging for cans and bottles. The new resin creates a compact package free of punctures and surface marks. The potential consumption of PE is estimated at 7 kton/y.

OUTLOOK:

The continued uncertainty associated with the financial crisis in Europe and its influence on the global economy led the International Monetary Fund (IMF) to revise downward its forecast for world economic growth, which is expected to be 3.3%. Growth continues to be driven primarily by emerging economies.

Meanwhile, China is expected to register GDP growth of 8%. The Chinese government announced that it does not plan to adopt new measures to stimulate economic activity, at least in the short term.

In the case of Brazil, after growing by only 0.9% in 2012, the local economy is expected to recover and post GDP growth of around 3%, supported by the measures adopted by the federal government to boost the competitiveness of local producers and attract investment to various industries.

In this scenario, Braskem’s strategy remains centered on strengthening its business and increasing its competitiveness by: (i) strengthening its partnerships with Clients, with market share gains in the Brazilian market and segmented sales in the U.S. and European markets; (ii) supporting the development of Brazil’s petrochemical and plastics chain; (iii) pursuing operational efficiency by maintaining high capacity utilization rates and optimizing the production mix; (iv) capturing value creation through additional capacity in PVC and butadiene; (v) diversifying its feedstock matrix and improving its competitiveness by advancing construction of the gas-based petrochemical complex in Mexico (Ethylene XXI); and (vi) maintaining its financial health.

In the petrochemical market, the short-term scenario remains marked by sharp fluctuations in prices and costs. The continued volatility in crude oil prices, which in turn impact naphtha prices, and the lack of definition regarding the recovery in the global economy have weighed on growth in demand for petrochemical products. Over the medium and long term, however, the scenario remains positive, with expectations pointing to a gradual recovery in consumption supported by improvement in the macroeconomic environment.

Braskem maintains its commitment to sustainable growth and development and will continue to act proactively to pursue the best opportunities, seeking to create value for its Clients, Shareholders and Society and to increase competitiveness throughout the entire petrochemical and plastics production chain, while maintaining its focus on financial discipline. In this scenario, the Company has been investing in projects to diversify its feedstock matrix and increase its competitiveness by building the integrated petrochemical complex in Mexico and advancing the engineering studies for installing the new petrochemical complex in Rio de Janeiro known as Comperj. Another highlight is Braskem’s continued efforts to increase the value of existing streams, with the startup of the PVC plant and the expansion of the butadiene plant in 2012, as well as the supply of propylene to the future acrylic complex in Bahia.

NOTE:

(i) On March 31, 2013, the Brazilian real/U.S. dollar exchange rate was R$2.0138/US$1.00.

UPCOMING EVENTS:

▶       1Q13 Earnings Conference Call

INVESTOR RELATIONS TEAM:

Guilherme A. Mélega
IRO and Controller
Phone: (55 11) 3576-9531
guilherme.melega@braskem.com

Roberta Varella	Fernando T. de Campos
IR Manager	IR Coordinator
Phone: (55 11) 3576-9266	Phone: (55 11) 3576-9479
roberta.varella@braskem.com	fernando.campos@braskem.com

Daniela Balle de Castro	Pedro Gomes de Souza
IR Analyst	IR Analyst
Phone: (55 11) 3576-9615	Phone: (55 11) 3576-9010
daniela.castro@braskem.com	pedro.gomes@braskem.com

Gabriela Bastos de Toledo
IR Analyst
Phone: (55 11) 3576-9745
gabriela.toledo@braskem.com

www.braskem.com.br/ir

EXHIBITS LIST:

            Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in the Americas. With 36 industrial plants, of which 29 are in Brazil, 5 in the United States and 2 in Europe, the Company has annual production capacity of 16 million tons of thermoplastic resins and other petrochemical products.

DISCLAIMER

This press release contains forward-looking statements. These forward-looking statements are not just historical data, but rather reflect the targets and expectations of Braskem’s management. Words such as "anticipate", "wish", "expect", "foresee", "intend", "plan", "predict", "project", "aim" and similar terms, written, seek to identify statements that necessarily involve known and unknown risks. Braskem does not undertake any responsibility for transactions or investment decisions based on the information contained in this document.

EXHIBIT I

Consolidated Statement of Operations

(R$ million)

Income Statement	1Q13	4Q12	1Q12	Change (%)	Change (%)
CONSOLIDATED	(A)	(B)	(C )	(A)/(B)	(A)/(C )
Gross Revenue	11,038	10,923	9,609	1%	15%
Net Revenue	9,296	9,232	8,072	1%	15%
Cost of Good Sold	(8,316)	(8,309)	(7,482)	0%	11%
Gross Profit	980	923	590	6%	66%
Selling Expenses	(246)	(276)	(221)	-11%	12%
General and Administrative Expenses	(262)	(282)	(256)	-7%	2%
Business Combination	-	-	-	-	-
Other Net Operating Income (expenses)	(29)	46	192	-164%	-115%
Investment in Subsidiary and Associated Companies	(5)	(78)	(2)	-94%	125%
Operating Profit Before Financial Result	438	332	302	32%	45%
Net Financial Result	(107)	(596)	(107)	-82%	0%
Profit (loss) Before Tax and Social Contribution	331	(264)	195	-226%	70%
Income Tax / Social Contribution	(104)	111	(53)	-194%	96%
Discontinued operations result	-	428	10	-100%	-100%
Net Profit (loss)	227	275	152	-18%	49%
Earnings (loss) Per Share	0.26	0.35	0.19	-25%	37%

APPENDIX II

EBITDA CALCULATION

(R$ million)

EBITDA Statement	1Q13	4Q12	1Q12	Change (%)	Change (%)
CONSOLIDATED	(A)	(B)	(C )	(A)/(B)	(A)/(C )
Net Profit	227	267	152	-15%	49%
Income Tax / Social Contribution	104	(111)	53	-	96%
Financial Result	107	596	107	-82%	0%
Depreciation, amortization and depletion	483	488	444	-1%	9%
Cost	446	437	407	2%	9%
Expenses	38	50	37	-25%	1%
Basic EBITDA	922	1.240	757	-26%	22%
Provisions for the impairment of long-lived assets (i)	10	2	26	410%	-59%
Adjustments in discontinued operations result (ii)	-	79	2	-	-
Results from equity investments (iii)	5	78	2	-94%	125%
Ajusted EBITDA	937	1.399	787	-33%	19%
EBITDA Margin	10,1%	15,2%	9,8%	-5,1 p.p.	0,3 p.p.

(i) Represents accrual and reversal of provisions for the impairment of long-lived assets (investments, property, plant and equipment and intangible assets) that were adjusted to form EBITDA since there is no expectation of their financial realization and if in fact realized they would be duly recorded on the statement of operations.

(ii) Corresponds to the items current and deferred income and social contribution taxes, financial result, depreciation and amortization and equity income, which are included in profit or loss from discontinued operations.

(iii) Corresponds to results from equity investments in associated companies and joint ventures.

EXHIBIT III

Consolidated Balance Sheet

 (R$ million)

ASSETS	03/31/2013	12/31/2012	Change (%)
	(A)	(B)	(A)/(B)
Current	13,109	12,692	3
Cash and Cash Equivalents	3,002	3,288	(9)
Marketable Securities/Held for Trading	222	172	29
Accounts Receivable	2,449	2,326	5
Inventories	4,633	4,102	13
Recoverable Taxes	1,661	1,476	13
Other Receivables	864	1,050	(18)
Non Current Assets Held for Sale	278	278	-
Non Current	29,158	28,478	2
Marketable Securities/ Held-to-Maturity	29	34	(17)
Compulsory Deposits and Escrow Accounts	177	180	(1)
Accounts Receivable	34	38	(10)
Deferred Income Tax and Social Contribution	2,060	2,062	(0)
Taxes Recoverable	1,500	1,527	(2)
Related Parties	129	128	1
Insurance claims	89	47	88
Others Accounts Receivable	241	218	11
Investments	118	126	(6)
Property, Plant and Equipament	21,855	21,177	3
Intangible Assets	2,926	2,941	(1)
Total Assets	42,267	41,170	3

LIABILITIES AND SHAREHOLDERS' EQUITY	03/31/2013	12/31/2012	Change (%)
	(A)	(B)	(A)/(B)
Current	13,446	12,657	6
Suppliers	8,702	8,898	(2)
Financing/Debentures	2,383	1,836	30
Hedge Accounting Opperations	249	293	(15)
Salary and Payroll Charges	426	349	22
Dividends and Interest on Equity	4	5	(23)
Taxes Payable	353	343	3
Advances from Customers	477	238	101
Sundry Provisions	35	52	(33)
Post-employment Benefit	161	147	9
Other Payable	548	386	42
Non Current Liabilities Held for Sale	110	110	-
Non Current	19,947	19,861	0
Financing/Debentures	15,724	15,676	0
Deferred Income Tax and Social Contribution	2,196	2,139	3
Taxes Payable	1,147	1,165	(2)
Sundry Provisions	365	363	1
Advances from Customers	189	205	(8)
Other Payable	280	267	5
Others	46	47	(3)
Shareholders' Equity	8,874	8,652	3
Capital	8,043	8,043	-
Capital Reserve	798	798	-
Profit Reserves	0	0	-
Treasury Shares	(49)	(49)	-
Other Comprehensive Income	322	337	(5)
Retained Earnings (losses)	(349)	(566)	(38)
Non Controlling Interest	108	88	23
Total Liabilities and Shareholders' Equity	42,267	41,170	3

EXHIBIT IV

Cash Flow

(R$ million)

Cash Flow	1Q13	4Q12	1Q12
Profit (loss) Before Income Tax and Social Contribution	331	293	211
Adjust for Net Income Restatement
Depreciation and Amortization	483	488	444
Equity Result	5	(7)	2
Interest, Monetary and Exchange Variation, Net	26	429	41
Others	2	307	20
Cash Generation before Working Capital	847	1,510	718
Operating Working Capital Variation
Market Securities	(58)	64	(117)
Account Receivable	(120)	75	(578)
Recoverable Taxes	(149)	35	(128)
Inventories	(526)	(274)	(289)
Advanced Expenses	38	3	12
Other Account Receivables	(78)	(457)	(243)
Suppliers	(196)	(12)	2,097
Advances from Customers/Long-Term Incentives	224	121	17
Taxes Payable	(53)	(147)	(8)
Other Account Payables	257	48	109
Other Provisions	(15)	77	(5)
Operating Cash Flow	169	1,043	1,585
Interest Paid	(201)	(481)	(140)
Income Tax and Social Contribution	(8)	(8)	(8)
Net Cash provided by operating activities	(40)	553	1,437
Proceeds from the sale of fixed assets	1	110	0
Proceeds from the capital reduction of associates	163	-	-
Additions to Investment	(0)	(141)	-
Additions to Fixed Assets	(1,101)	(942)	(833)
Additions to Intangible Assets	(1)	(8)	(0)
Financial Assets Held to Maturity	15	6	(1)
Cash used in Investing Activities	(923)	(975)	(834)
Obtained Borrowings	2,959	1,070	1,175
Payment of Borrowings	(2,285)	(407)	(1,478)
Dividends	(0)	(482)	(0)
Non-controlling interests	(3)	(38)	21
Cash used in Financing Activities	671	142	(282)
Exchange Variation on Cash of Foreign Subsidiaries and Jointly Controlled Companies	6	(2)	(5)
Increase (decrease) in Cash and Cash Equivalents	(285)	(281)	316
Represented by
Cash and Cash Equivalents at The Beginning of The Year	3,288	3,569	2,987
Cash and Cash Equivalents at The End of The Year	3,002	3,288	3,303
Increase (Decrease) in Cash and Cash Equivalents	(285)	(281)	316

EXHIBIT V

Production Volume – Main Products

PRODUCTION CONSOLIDATED
tons	1Q12	2Q12	3Q12	4Q12	1Q13

Polyolefins
PE's	656,359	637,216	666,380	579,520	632,257
PP	431,401	379,643	440,753	394,822	436,029

Vinyls
PVC	114,950	110,629	140,595	131,192	146,877
Caustic Soda	116,142	99,083	126,430	108,934	115,321
Chlorine	15,103	11,641	13,793	12,515	11,404

Basic Petrochemicals
Ethylene	870,154	819,825	868,891	770,887	835,531
Propylene	377,083	363,951	390,155	341,299	372,137
Benzene	212,173	196,181	211,096	184,735	215,095
Butadiene	78,132	75,927	106,597	95,047	100,850
Toluene	43,677	32,637	46,443	42,122	41,742
Fuel (m³)	204,444	199,333	205,932	210,297	221,317
Paraxylene	44,630	45,458	49,050	45,660	44,930
Orthoxylene	24,458	22,924	24,590	20,685	22,592
Butene 1	10,910	10,078	15,067	9,651	11,380
ETBE	71,525	59,017	78,890	76,818	78,403
Mixed Xylene	19,694	21,955	27,580	16,739	15,840
Cumene	63,697	63,804	64,406	54,335	73,138
Polybutene	5,222	6,317	6,010	3,495	9,778
GLP	11,170	6,892	4,533	2,870	6,533
Aromatic Residue	31,838	30,566	33,821	25,972	34,795
Petrochemical Resins	3,918	3,863	3,304	3,112	2,599

United States and Europe
PP	439,216	427,039	448,500	441,978	427,757

EXHIBIT VI

Sales Volume - Domestic Market – Main Products

Domestic Market - Sales Volume CONSOLIDATED
tons	1Q12	2Q12	3Q12	4Q12	1Q13

Polyolefins
PE's	407,701	390,042	458,669	411,759	438,717
PP	307,476	275,205	338,208	312,449	315,724
Vinyls
PVC	131,017	133,053	154,004	142,850	166,216
Caustic Soda	113,673	113,551	114,575	122,253	119,469
Chlorine	12,939	13,387	13,620	12,436	11,821

Basic Petrochemicals
Ethylene	136,402	123,285	138,874	122,727	130,854
Propylene	60,943	46,801	57,302	52,505	54,807
Benzene	109,729	112,832	116,921	108,836	101,778
Butadiene	57,903	59,727	56,748	44,626	57,460
Toluene	32,797	29,939	26,679	12,406	8,638
Fuel (m³)	172,452	179,039	176,205	212,079	137,310
Paraxylene	-	-	4,989	11,951	2,997
Orthoxylene	23,196	20,962	24,128	18,086	21,050
Mixed Xylene	24,785	22,267	25,045	17,984	14,504
Cumene	67,042	58,853	62,482	62,312	64,817
Polybutene	2,364	3,310	2,439	2,592	2,244
GLP	13,242	8,019	6,957	4,612	8,194
Aromatic Residue	45,195	28,000	37,554	27,467	36,036
Petrochemical Resins	2,326	2,581	2,075	2,217	2,238

EXHIBIT VII

Sales Volume - Export Market – Main Products

Export Market - Sales Volume CONSOLIDATED
tons	1Q12	2Q12	3Q12	4Q12	1Q13

Polyolefins
PE's	230,155	227,230	233,607	170,843	174,247
PP	101,740	103,022	117,655	93,077	66,110

Basic Petrochemicals Unit
Propylene	46,216	36,796	60,847	43,885	40,288
Benzene	36,404	47,893	35,732	48,876	40,222
Butadiene	15,699	11,807	55,047	55,443	40,777
Toluene	9,239	6,479	10,748	40,413	24,821
Fuel (M³)	15,393	38,113	15,822	15,661	66,774
Paraxylene	36,572	44,526	46,546	38,601	31,395
Butene 1	1,009	2,040	-	1,499	-
ETBE	62,838	54,312	83,342	89,063	61,689
Mixed Xylene	239	133	80	556	451
Polybutene	3,292	3,364	3,050	3,475	3,829

United States and Europe
PP	428,042	420,768	451,723	443,571	430,872

EXHIBIT VIII

Consolidated Net Revenue

(R$ million)

Net Revenue by Segment
R$ million	1Q12	2Q12	3Q12	4Q12	1Q13

Polyolefins
Domestic Market	2,347	2,400	2,881	2,809	3,034
Export Market	921	1,080	1,109	911	824

Vinyls
Domestic Market	439	467	535	542	636

Basic Petrochemicals (Most Relevants)
Domestic Market
Ethylene/Propylene	496	513	518	481	586
Butadiene	283	341	228	182	208
Cumene	142	160	172	172	199
BTX	343	398	456	426	407
Others	380	376	418	421	345
Export Market
Ethylene/Propylene	121	101	148	124	125
Butadiene	99	71	232	207	148
BTX	212	255	260	378	278
Others	190	245	301	283	315

United States and Europe	1,301	1,432	1,314	1,416	1,606

Resale*	653	678	521	565	409

Others	146	445	161	314	177
Total	8,072	8,963	9,254	9,232	9,296
*Naphtha, condensate and crude oil

EXHIBIT IX

Results by Segment

(R$ million)

Results by Business Segment - YTD 2013
Segments
	Basic			United States and	Total reportable	Others	Braskem
R$ MM	Petrochemicals	Polyolefins	Vinyls	Europe	segments	/Adjustments	consolidated
Sales Net Revenues	5,984	3,858	644	1,606	12,092	(2,797)	9,296
Cost of Goods Sold	(5,556)	(3,409)	(594)	(1,511)	(11,070)	2,754	(8,316)
Operating Expenses	(144)	(205)	(34)	(61)	(443)	(98)	(542)
Operating Profit	284	243	17	34	579	(140)	438

Results by Business Segment - YTD 2012
Segments
	Basic			United States and	Total reportable	Others	Braskem
R$ MM	Petrochemicals	Polyolefins	Vinyls	Europe	segments	/Adjustments	consolidated
Sales Net Revenues	5,652	3,267	450	1,301	10,670	(2,599)	8,072
Cost of Goods Sold	(5,288)	(3,114)	(445)	(1,212)	(10,059)	2,577	(7,482)
Operating Expenses	(113)	(223)	(30)	(49)	(415)	127	(287)
Operating Profit	251	(69)	(25)	40	196	106	302

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2013
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.